Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 30, 2005

MobiFon Holdings B.V.

(Translation of registrant’s name into English)

Rivium Quadrant 173-177, 15th floor, 2909 LC  Capelle aan den IJssel, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☒      Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐     No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a news release issued by MobiFon Holdings B.V. on June 29, 2005, entitled “CHANGE OF CONTROL NOTICE”.

Change of Control Notice

To: Holders of 12.50% of Senior Notes due 2010 of MobiFon Holdings B.V. (CUSIP No. 607054AB9; ISIN No. US607054AB95)

Reference is hereby made to Section 4.15 of the Indenture dated as of June 27, 2003 between MobiFon Holdings B.V. (the “Company”) and The Bank of Nova Scotia Trust Company of New York as Trustee relating to the Company’s 12.50% Senior Notes due 2010 (the “Notes”).  Capitalised terms used herein and not defined shall have the meanings set out in the Indenture.

Pursuant to and in compliance with Section 4.15 of the Indenture, the Company hereby notifies the Holders that on 31 May 2005 a Change of Control occurred as a result of the completion of the purchase by Vodafone International Holdings B.V., a wholly-owned subsidiary of Vodafone Group Plc, of a controlling interest in the Company. Upon the occurrence of a Change of Control, the Company is required under the Indenture to conduct a Change of Control Offer for the Notes.

Therefore, in accordance with Section 4.15 of the Indenture, the Company hereby notifies the Holders as follows:

1                                      a Change of Control Offer is being made pursuant to Section 4.15 of the Indenture and all Notes tendered in any such offer will be accepted for payment;

2                                      the purchase price shall be an amount equal to 101% of the aggregate principal amount of the Notes outstanding plus accrued and unpaid interest and Additional Interest (if any) (the “Change of Control Payment”), and the purchase date shall be August 26, 2005 (the “Change of Control Payment Date”);

3                                      any Note not tendered will continue to accrue interest at the rate of 12.5% per annum payable semi-annually in arrears;

4                                      unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date;

5                                      Holders electing to have any Notes purchased pursuant to this Change of Control Offer will be required to surrender the Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Notes completed, to (i) The Bank of Nova Scotia Trust Company of New York at its address at One Liberty Plaza, 23rd Floor, New York, New York 10006, Attention: Corporate Trust, prior to 5:00 pm New York time on August 23, 2005 or (ii) Dexia Banque Internationale à Luxembourg at its address at 69 Route d’ Esch L-2953 Luxembourg, Attention: Transaction Execution, prior to 5:00 pm Luxembourg time on August 23, 2005.  Persons owning a beneficial interest in the Notes through a participant of The Depository Trust Company should contact such participant or their broker if they wish to have any Notes purchased pursuant to this Change of Control Offer;

6                                      Holders will be entitled to withdraw their election if the Paying Agent receives, not later than 5:00 pm New York time on August 24, 2005, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes delivered for purchase, and a statement that such Holder is withdrawing his election to have the Notes purchased;

7                                      Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof; and

8                                      Holders will be aware through prior notifications that the Company is conducting a separate tender offer and consent solicitation, at a price which is higher than the price offered pursuant to this Change of Control Offer, and such separate tender offer and consent solicitation will expire at 12:01 a.m. New York City time on July 6, 2005.

June 29, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

MOBIFON HOLDINGS B.V.
(Registrant)

Dated: June 30, 2005
	By:	/s/ E A J De Rijk
	Name:	Erik De Rijk
	Title:	Director